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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:         1-09819

DYNEX CAPITAL, INC.

(Exact name of registrant as specified in its charter)

Dynex Capital, Inc.

4551 Cox Road, Suite 300

Glen Allen, Virginia 23060-6740

(804) 217-5800

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Series A 9.75% Cumulative Convertible Preferred Stock, $.01 par value

Series B 9.55% Cumulative Convertible Preferred Stock, $.01 par value

Series C 9.73% Cumulative Convertible Preferred Stock, $.01 par value

(Title of each class of securities covered by this Form)

Common Stock, $.01 par value

Series D 9.50% Cumulative Convertible Preferred Stock, $.01 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification of notice date:         none

Pursuant to the requirements of the Securities Exchange Act of 1934, Dynex Capital, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 20, 2004	By:	/s/ Stephen J. Benedetti

Name: Stephen J. Benedetti Title: Executive Vice President and Chief Financial Officer